SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
Canada Southern Petroleum Ltd.
(Name of Subject Company (Issuer))
1212707 Alberta Ltd.
Canadian Oil Sands Limited
Canadian Oil Sands Trust
(Name of Filing Persons (Offerors))
Common Shares
(Title of Class Securities)
135231108
(CUSIP Number of Class of Securities)
Trudy M. Curran
Canadian Oil Sands Limited
2500 First Canadian Centre
350 — 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3N9
(403) 218-6200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copies to:

Richard A. Shaw McCarthy Tétrault LLP 3300, 421 — 7th Avenue S.W. Calgary, Alberta, Canada T2P 4K9 (403) 260-3636	Michael L. Hermsen Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$197,191,287.00[1]	$21,099.47[2]
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,099.47	Filing Party:	1212707 Alberta Ltd.; Canadian Oil Sands Limited and Canadian Oil Sands Trust

[1]	Estimated solely for the purpose of calculating the filing fee based on a transaction value equal to the product of $13.10 (the consideration being offered) and 15,052,770 (the number of outstanding common shares of Canada Southern Petroleum Ltd., assuming full conversion of all outstanding exercisable options for common shares of Canada Southern Petroleum Ltd.

[2]	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, which is equal to $107 for each $1,000,000 of transaction value.

Form or Registration No.: Schedule TO	Date Filed:	June 26, 2006, July 5, 2006, July 14, 2006, August 1, 2006, August 8, 2006 and August 22, 2006
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No. 135231108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

1212707 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a	)
	(b	)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares	7.		Sole Voting Power: 11,744,806.736

Beneficially by
Owned by Each	8.		Shared Voting Power: 0

Reporting Person
With	9.		Sole Dispositive Power: 11,744,806.736

	10.		Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,744,806.736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 78%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 135231108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Canadian Oil Sands Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a	)
	(b	)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares	7.		Sole Voting Power: 11,744,806.736

Beneficially by
Owned by Each	8.		Shared Voting Power: 0

Reporting Person
With	9.		Sole Dispositive Power: 11,744,806.736

	10.		Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,744,806.736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 78%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 135231108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Canadian Oil Sands Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a	)
	(b	)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares	7.		Sole Voting Power: 11,744,806.736

Beneficially by
Owned by Each	8.		Shared Voting Power: 0

Reporting Person
With	9.		Sole Dispositive Power: 11,744,806.736

	10.		Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,744,806.736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 78%

14.	Type of Reporting Person (See Instructions): CO

This Amendment No. 6 is filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2006 (“Amendment No. 6”) by (1) 1212707 Alberta Ltd, a corporation incorporated under the laws of the Province of Alberta, Canada (the “Offeror”), which is a wholly owned subsidiary of Canadian Oil Sands Limited, a corporation incorporated under the laws of the Province of Alberta, Canada (“Acquiror”); (2) Acquiror, which is a wholly owned subsidiary of Canadian Oil Sands Trust (“Trust”), an open-ended investment trust formed under the laws of the Province of Alberta, Canada; and (3) Trust; and amends the Tender Offer Statement on Schedule TO originally filed with the SEC on June 26, 2006 by Offeror and Acquiror (“Schedule TO”) and amended July 5, 2006 by Amendment No. 1 to the Schedule TO (“Amendment No. 1”), July 14, 2006 by Amendment No. 2 to the Schedule TO (“Amendment No. 2”), August 1, 2006 by Amendment No. 3 to the Schedule TO (“Amendment No. 3”), August 8, 2006 by Amendment No. 4 to the Schedule TO (“Amendment No. 4”) and August 8, 2006 by Amendment No. 5 to the Schedule TO (“Amendment No. 5”). The Schedule TO, as amended by Amendment No. 1 through Amendment No. 6, relates to the Offer by Offeror to purchase all of the issued and outstanding common shares (including the common shares that become outstanding upon the exercise of options to acquire common shares) together with associated rights (collectively, the “Common Shares”) of Canada Southern Petroleum Ltd., at a price per Common Share of $13.10 in cash. The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated June 26, 2006 (the “Offer to Purchase”) as amended by the Notice of Variation dated July 5, 2006, the Notice of Variation dated July 14, 2006 (collectively, the “Notices of Variation”), the Notice of Variation and Extension dated August 8, 2006 (the “Notice of Variation and Extension”) and the Notice of Extension dated August 22, 2006, which also constitutes a “subsequent offering period” under U.S. securities laws (the “Notice of Extension”). The Offer to Purchase, as amended by the Notices of Variation, the related Letter of Transmittal, as revised (the “Letter of Transmittal”), the Notice of Variation and Extension and the Notice of Extension, copies of which are filed as exhibits hereto, constitute the “Offer.”
Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, the Notices of Variation, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Extension and Variation and the Notice of Extension, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, the Schedule TO and is supplemented by the information specifically provided for herein.
The information set forth in the Offer to Purchase incorporated by reference in the Schedule TO in response to Item 1 through 10 and Item 13 of Schedule TO, as amended, is hereby further amended and supplemented by the Notice of Extension.
11. Additional Information.
Item 11 is hereby amended and supplemented with the addition of the following information:
At 12:00 Midnight (Pacific Daylight Time) on Wednesday, September 6, 2006, the subsequent offering period expired. In the Offer, an aggregate of 11,744,806.736 Common Shares were validly tendered and not withdrawn, representing approximately 78% of the outstanding Common Shares. All Common Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment by Offeror. As promptly as practicable, the Offeror, Acquiror and Trust intend to take all action within their control to effect an amalgamation in which all remaining Shareholders will receive the same consideration for their Common Shares as the Shareholders who tendered their Common Shares in the Offer.
12. Exhibits.
Item 12 is hereby amended and supplemented with the addition of the following exhibit:
(a)(5)(x)      Press Release dated September 7, 2006

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1212707 ALBERTA LTD.
By:	/s/ Allen R. Hagerman
Name:	Allen R. Hagerman
Title:	Chief Financial Officer

CANADIAN OIL SANDS LIMITED
By:	/s/ Allen R. Hagerman
Name:	Allen R. Hagerman
Title:	Chief Financial Officer

CANADIAN OIL SANDS TRUST by its manager, CANADIAN OIL SANDS LIMITED
By:	/s/ Allen R. Hagerman
Name:	Allen R. Hagerman
Title:	Chief Financial Officer